[LETTERHEAD OF LATHAM & WATKINS LLP]

January 18, 2005

Mr. Robert Telewicz

Staff Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549-0306

Re:	ECC Capital Corporation
Registration Statement on Form S-11 filed on August 13, 2004, as amended by
Amendment No. 1 to Form S-11 filed on October 29, 2004 and Amendment No. 2 to Form S-11 (File No. 333-118253) filed on December 17, 2004.

Dear Mr. Telewicz:

Thank you for taking the time today to discuss certain comments to ECC Capital Corporation’s (the “Company”) Amendment No. 2 contained in the comment letter dated January 5, 2005. As we discussed, we have included below the supplemental information you requested in support of the Company’s draft response to comment number 13.

Financial Statements

Note N – Stock Options, page F-27

13.	We have reviewed your response to our prior comment 49 and the related changes to your disclosures. It appears that the value of your stock has almost doubled from August 2004 to September 2004. In a supplemental response, explain the changes in circumstances that have caused the increase in the value of your stock.

Supplemental Information:

*

*	Confidential Treatment Requested by ECC Capital Corporation

Mr. Robert Telewicz

January 18, 2005

LATHAM & WATKINS LLP

Warm regards,

/s/ Jeevan B. Gore

Jeevan B. Gore

of LATHAM & WATKINS LLP

cc:	Roque Santi
Greg Lubushkin
William J. Cernius